175 Joerschke Drive, Suite A Grass Valley, CA 95945-5259 Main: (530) 205-3437 FAX: (530) 273-8482 sales@simlatus.com http://www.simlatus.com

August 15, 2019

Attn: Loan Lauren P. Nguyen, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Simlatus Corp.
Information Statement on Pre14C
Filed July 24, 2019
File No. 000-53276

Ladies and Gentlemen:

Simlatus Corp. (the “Company”) is preparing an amended PRE14C and will file it as soon as practicable. We respectfully request a one-week extension to file the PRE14C and plan to file an amended document for your review by August 22, 2019. Please contact our legal counsel, Callie Jones, at (801)303-5721 if you have any questions or concerns.

Thank you for your assistance and review.

Sincerely,

Simlatus Corp.

/s/Richard Hylen

Richard Hylen
Chief Executive Officer